UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.1)*
JANUS HENDERSON GROUP PLC
(Name of Issuer)

Ordinary Shares, $1.50 per share par value
(Title of Class of Securities)

G4474Y214
(CUSIP Number)

Brian L. Schorr, Esq. Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.: (212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ◻.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,601,246
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,601,246
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,601,246
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.95%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 172,349,989 Ordinary Shares outstanding as of April 30, 2021 as reported by the Issuer on its “Statement of CDIs on Issue” filed with the Australian Securities Exchange on May 4, 2021 (the “Statement of CDIs on Issue”).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,601,246
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,601,246
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,601,246
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.95%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 172,349,989 Ordinary Shares outstanding as of April 30, 2021 as reported by the Issuer on its “Statement of CDIs on Issue.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,601,246
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,601,246
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,601,246
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.95%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 172,349,989 Ordinary Shares outstanding as of April 30, 2021 as reported by the Issuer on its “Statement of CDIs on Issue.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,601,246
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,601,246
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,601,246
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.95%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 172,349,989 Ordinary Shares outstanding as of April 30, 2021 as reported by the Issuer on its “Statement of CDIs on Issue.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,601,246
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,601,246
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,601,246
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.95%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 172,349,989 Ordinary Shares outstanding as of April 30, 2021 as reported by the Issuer on its “Statement of CDIs on Issue.

1	NAME OF REPORTING PERSON Trian Partners AM Holdco II, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 85-2619230
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,601,246
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,601,246
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,601,246
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.95%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 172,349,989 Ordinary Shares outstanding as of April 30, 2021 as reported by the Issuer on its “Statement of CDIs on Issue.

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 2, 2020 (the “Original Schedule 13D”) relating to to the Ordinary Shares, $1.50 per share par value (the “Shares”), of Janus Henderson Group plc, a company incorporated and registered in Jersey, Channel Islands (the “Issuer”). The address of the principal executive office of the Issuer is 201 Bishopsgate, London, EC2M 3AE United Kingdom.

Capitalized terms not defined herein shall have the meaning ascribed to them in the Original Schedule 13D.  Except as set forth herein, the Original Schedule 13D is unmodified.

Items 3, 5, and 6 of the Original Schedule 13D are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration

Since the filing of the Original Schedule 13D, Trian AM Holdco acquired beneficial ownership of 4,234,634 Shares through a series of privately negotiated back-to-back call and put transactions with a financial institution (the “Options”) and as a result of which Trian AM Holdco is subject to the same economic gain or loss as if it had purchased the underlying Shares.  As of May 12, 2021, these Options have an aggregate strike price of $149,339,312 (See Schedule A hereto for additional detail on the Options).  The source of funding for the exercise of the Options or the purchase and/or exercise of any additional Shares, Options or other derivative securities related to the market price of the Shares acquired in the future is currently expected to be, the general working capital of Trian AM Holdco and/or other funds and investment vehicles managed by Trian Management.
Item 5. Interest in Securities of the Issuer
(a) As of 4:00 pm, New York City time, on May 12, 2021, the Reporting Persons beneficially owned 20,601,246 Shares, representing approximately 11.95% of the Issuer’s outstanding Shares (calculated based on 172,349,989 Ordinary Shares outstanding as of April 30, 2021 as reported by the Issuer on its “Statement of CDIs on Issue” filed with the Australian Securities Exchange on May 4, 2021).
(b) Trian AM Holdco beneficially and directly owns and has sole voting power and sole dispositive power with regard to 20,601,246 Shares, except to the extent that other Reporting Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.
Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian AM Holdco (as discussed in Item 2 above), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Trian AM Holdco directly and beneficially owns.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.
(c) Schedule A hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of the transactions effected through 4:00 pm, New York City time, on May 12, 2021.
(d) Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer
Except as described herein (including, without limitation, Item 3 above, and the description of the Options set forth in Schedule A hereto, which are each incorporated by reference in this Item 6 as if restated in full herein), none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

[INTENTIONALLY LEFT BLANK]

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2021

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS AM HOLDCO II, LTD.

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Director

/s/ NELSON PELTZ Nelson Peltz
/s/ PETER W. MAY Peter W. May
/s/ EDWARD P. GARDEN Edward P. Garden

Schedule A

The following table sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 12, 2021.  Except as otherwise noted, and except as described in Item 3 of this Schedule 13D, which is incorporated by reference in this Schedule A as if restated in full herein, all such transactions in the table were privately negotiated back-to-back call and put transactions.  The prices set forth in the table do not include commissions.

Fund	Date	Shares	Price	Type
Trian Partners AM Holdco II, Ltd.	4/20/2021	313,652	$32.6497	Purchase*
Trian Partners AM Holdco II, Ltd.	4/21/2021	7,522	$32.8444	Purchase*
Trian Partners AM Holdco II, Ltd.	4/22/2021	36,688	$33.0000	Purchase*
Trian Partners AM Holdco II, Ltd.	4/23/2021	50,000	$33.0000	Purchase*
Trian Partners AM Holdco II, Ltd.	4/26/2021	118,743	$33.9891	Purchase*
Trian Partners AM Holdco II, Ltd.	4/27/2021	159,648	$33.9975	Purchase*
Trian Partners AM Holdco II, Ltd.	4/28/2021	150,239	$33.9161	Purchase*
Trian Partners AM Holdco II, Ltd.	4/29/2021	409,541	$34.3660	Purchase*
Trian Partners AM Holdco II, Ltd.	4/30/2021	600,000	$34.2941	Purchase*
Trian Partners AM Holdco II, Ltd.	5/03/2021	217,603	$34.6807	Purchase*
Trian Partners AM Holdco II, Ltd.	5/04/2021	35,000	$34.8553	Purchase*
Trian Partners AM Holdco II, Ltd.	5/06/2021	201,680	$36.6637	Purchase*
Trian Partners AM Holdco II, Ltd.	5/07/2021	9,318	$36.9437	Purchase*
Trian Partners AM Holdco II, Ltd.	5/11/2021	565,000	$36.7864	Purchase*
Trian Partners AM Holdco II, Ltd.	5/12/2021	1,360,000	$36.3286	Purchase*

*On the various dates set forth above, and as more fully described below, Trian AM Holdco entered into a series of privately negotiated back-to-back call and put transactions (the “Options”) with Morgan Stanley International Plc (the “Counterparty”) through which it acquired beneficial ownership of an aggregate of 4,234,634 Shares and as a result of which it is subject to the same economic gain or loss as if they had purchased the underlying Shares.  More specifically, these transactions represent call options pursuant to which, on or prior to October 1, 2022 (the “Exercise Date”), Trian AM Holdco may acquire the number of Shares set forth above at the price per share set forth above (the “Exercise Price”).  These call options may be exercised at any time, in whole or in part, on or prior to the Exercise Date. Simultaneously with the purchase of each call option, Trian AM Holdco also sold a put option to the Counterparty for the same number of Shares pursuant to which, if on the Exercise Date the call options have not been exercised by Trian AM Holdco and the Exercise Price is greater than the closing price of the Shares on the Exercise Date (the “Closing Price”), the Counterparty may require Trian AM Holdco to, at its election, either (i) pay the Counterparty an amount in cash equal to the product of (a) the excess of the Exercise Price over the Closing Price and (b) the number of Shares set forth above or (ii) acquire from the Counterparty the number of Shares set forth above at the Exercise Price. As part of these transactions, Trian AM Holdco pays the Counterparty a financing fee based on the number of days that the Options that it holds are outstanding, which fee is calculated using a monthly rate equal to USD-Fed-FUNDS (as displayed on Bloomberg Screen “FEDL01 <Index> <GO>or any successor page) plus a spread.  No premium was paid by Trian AM Holdco in connection with the Options. Until they are exercised, the Options do not give Trian AM Holdco or any other Reporting Person direct or indirect voting, investment or dispositive control over the underlying Shares and do not require the Counterparty to acquire, hold, vote or dispose of any securities of the Issuer.